EXHIBIT 99.1

Endeavour Silver Announces Retirement of Director

VANCOUVER, British Columbia, March 31, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announced today that Geoffrey Handley will be retiring from the Company’s board of directors effective March 31, 2022.

“It has been an honour and a genuine pleasure working with my fellow directors and the Company’s management team over the years,” commented Geoff. “Endeavour has come a long way, showing its ability to weather the many storms that mining brings. I have the utmost confidence that the Company will achieve great things in the years ahead.”

“We would like to thank Geoff for his dedication, advice and contribution to the Company throughout his term on Endeavour’s board of directors. Geoff has been with us since 2006, including 9 years as chairman starting in 2012. He played a significant role in the Company’s development,” said Dan Dickson, CEO.

Bradford Cooke, Company founder and Executive Chair, stated, “Geoff joined us in the early years of Endeavour and really helped raise the bar on our performance and our governance. He helped establish our corporate culture of integrity, care, positive attitude, respect and excellence, core values that we still live by today. We will miss Geoff and wish him all the best in his retirement.”

In early January, the Company appointed Amy Jacobsen as an independent director.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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